UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CASTLE BIOSCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14843C 105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14843C 105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Derek J. Maetzold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,655,275 Shares (1)

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
1,655,275 Shares (1)

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,655,275 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.62% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)     Includes (a) 241,797 shares of common stock issuable within 60 days of December 31, 2020 upon the exercise of stock options held by the Reporting Person, (b) 159,329 shares held in the name of the DJM Grantor Retained Annuity Trust No. 1, of which the Reporting Person is the Trustee, (c) 166,700 shares held in the name of the Derek Maetzold 2020 Irrevocable Trust, of which the Reporting Person’s spouse is the Trustee, and (d) 179,300 shares held in the name of The Maetzold Descendants 2020 Trust, of which the Reporting Person is a Trustee.

(2)    This percentage is calculated based on 24,755,765 shares of common stock outstanding as of December 18, 2020, based on 20,155,765 shares of common stock outstanding on December 11, 2020 as reported in the Issuer’s Prospectus dated December 14, 2020 included in the Registration Statement on Form S-3 filed on December 14, 2020 after giving effect to the completion of the Issuer’s public offering of 4,600,000 shares of common stock, including the full exercise of the underwriters’ over-allotment option, as reported in the Issuer’s press release published on December 18, 2020.

CUSIP No. 14843C 105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer Castle Biosciences, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 820 S. Friendswood Drive, Suite 201 Friendswood, TX 77546
Item 2(a).	Names of Persons Filing: Derek J. Maetzold
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 820 S. Friendswood Drive, Suite 201 Friendswood, TX 77546
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP No.: 14843C 105

Item 3.	Not Applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2020:

(a)	Amount beneficially owned

See Row 9 of cover page.

(b)	Percent of Class:

See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  See Row 5 of cover page.
(ii) Shared power to vote or to direct the vote:  See Row 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of:  See Row 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSIP No. 14843C 105	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 14843C 105	13G	Page 5 of 5 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Derek J. Maetzold
Derek J. Maetzold